

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 11, 2008

Ms. Lisa Sharp
Chief Financial Officer
Sonic Technology Solutions, Inc.
Unit 7-8765 Ash Street
Vancouver, British Columbia, Canada V6P 6T3

> **Re:** **Sonic Technology Solutions, Inc.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File No. 000-50734**

Dear Ms. Sharp:

     We have reviewed your filings and your response letter dated December 21, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Item 17. Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

1.   Please refer to prior comment 1 from our letter dated October 15, 2007 and prior comment 6 from our letter dated August 6, 2007. We note that you evaluated the materiality of the error of $256,785 relating to the termination cost incorrectly recorded in fiscal 2006 based upon fiscal 2007 projected net loss and projected shareholders' deficit of $5 million and $21 million, respectively. It is unclear from your response if the 2007 projected net loss and projected shareholders' deficit utilized in your analysis were derived using US GAAP or Canadian GAAP.   Please provide to us your quantitative and qualitative analysis explaining how you determined that the adjustment would not be material to fiscal 2007 for projected net loss, shareholders' deficit, and total shareholders' equity under both US GAAP and Canadian GAAP.

2.   In addition, we note that the materiality analysis you provided did not include the impact of the errors discovered relating to your accounting for the 12% convertible debentures and warrants issued in December 2005. Please provide a revised analysis that includes these amounts.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant